UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Compugen Ltd.

On November 3, 2023, Compugen Ltd. (the “Company”) issued a press release announcing the receipt of a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is hereby incorporated herein.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File No. 333-270985.

Exhibit Number	Description of Exhibit
99.1	Compugen Announces Receipt of Nasdaq Minimum Bid Price Notification.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: November 3, 2023	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel